FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of December 2009.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

1.	Public Notice on the Share Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: December 22, 2009

	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.]

Public Notice on the Share Exchange

We hereby give a public notice that at our company’s Extraordinary Shareholders’ Meeting held on December 22, 2009 Japan time, we resolved to implement a statutory share transfer (kabushiki-iten) (the “Share Exchange”) whereby we and NIPPONKOA Insurance Company, Limited (address: 7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo) will jointly establish NKSJ Holdings, Inc. (address: 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo) which will become a wholly-owning parent company, with April 1, 2010 being the date of the establishment.

1. For those shareholders who intend to demand that the company purchase your shares pursuant to the provision set forth in Paragraph 1 of Article 806 of the Corporation Law, please notify us in writing of the intention and the number of relevant shares to be appraised within 20 days from and including today Japan time.

In addition, since an individual shareholder’s notice is required to be made prior to making the appraisal demand, please first request your custodians at which your shares are deposited to relay your individual shareholder’s notice to us and, upon completion, execute the notification above.

2. For those holders of either of our First Issue Share Options, Second Issue Share Options and Fourth through Eleventh Issue Share Options, if you intend to demand that the company purchase those share options pursuant to the provision of Paragraph 1 of Article 808 of the Corporation Law, please notify us in writing of the intention as well the terms and the number of relevant share options to be appraised within 20 days from and including today Japan time.

END.

December 23, 2009 Japan time

SOMPO JAPAN INSURANCE INC.

26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo

President and Chief Executive Officer: Masatoshi Sato